ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

August 21, 2015	Colleen Bathen Meyer
T +1 415 315 6366
F +1 415 315 4819
colleen.meyer@ropesgray.com

Ms. Valerie J. Lithotomos

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Schroder Series Trust (the “Trust” or the “Registrant”) — Post Effective Amendment No. 89 (the “Amendment”) to the Registration Statement on Form N-1A (File Nos. 33-65632 and 811-7840)

Dear Ms. Lithotomos:

This letter sets forth the responses of the Trust to comments you provided to me telephonically on July 16, 2015 regarding the Amendment.  The Amendment relates to Schroder Emerging Markets Small Cap Fund (the “Emerging Markets Small Cap Fund”) and Schroder Short Duration Bond Fund (the “Short Duration Bond Fund”), each a series of the Trust (the “Funds”).

For convenience of reference, summaries of the staff’s comments are set forth below, and each is followed by our response.  The Trust intends to file on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act of 1933, as amended.  Capitalized terms used but not defined herein have the meanings set forth for such terms in the Amendment.

Prospectus

1.              Comment: The parenthetical in Footnote 1 to the Annual Fund Operating Expenses table for each Fund states, “other than acquired fund fees and expenses, other indirect acquired fund expenses, interest, taxes, and extraordinary expenses (emphasis added).” Please explain supplementally what “other indirect acquired fund expenses” are.

Response:  “Other indirect acquired fund expenses” is intended to include in the exception from the expense limitation any acquired fund fees and expenses incurred by the Fund when they are not presented as a separate line item in a Fund’s expense table.  In accordance with Instruction 3(f)(i) to Item 3 of Form N-1A, a Fund need not include its acquired fund fees and expenses as a separate line item in its expense table if they do not exceed 0.01%.

2.              Comment: Please confirm that the Acquired Fund Fees and Expenses line item is not required to be separately disclosed in the Annual Fund Operating Expenses Table.

Response: The Registrant so confirms.

3.              Comment: Please confirm supplementally that the fee waiver and expense limitation for each Fund are not subject to a recoupment provision.

Response:  The Registrant confirms that the fee waiver and expense limitation for each Fund are not subject to a recoupment provision.

4.              Comment: Please confirm supplementally that the Fee Waiver and Expense Limitation Agreement is only reflected in the expense Example for the period in which it is in place.

Response: The Registrant so confirms.

5.              Comment: The “Principal Investment Strategies” sections for the Funds state that the notional value of the Fund’s investments in derivatives or other synthetic instruments that provide exposure comparable to investments in emerging market small cap securities (with respect to the Emerging Markets Small Cap Fund) or fixed income securities (with respect to the Short Duration Bond Fund) may be counted toward satisfaction of each Fund’s 80% policy.  The position of the staff is that the mark-to-market value should be used for purposes of the 80% test, not the notional value.  Please explain supplementally why it is appropriate to use notional value.

Response: Each Fund intends to take into account exposures created by derivative instruments for purposes of its 80% policy in a manner consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended.  For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of the 80% test.  We respectfully submit that such treatment is consistent with the staff’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

6.              Comment: The “Principal Investment Strategies” section for the Short Duration Bond Fund states that the Fund may invest in “to be announced” (“TBA”) transactions.  Please disclose what TBA transactions are.

Response: The Registrant will make the requested change in the disclosure called for by Item 9 of Form N-1A.

7.              Comment: Please review the Short Duration Bond Fund’s “Interest Rate Risk” disclosure.

Response: The Registrant will enhance the disclosure in the “Debt Market Risk” including the disclosure regarding interest rate risks and the potential impact of rising interest rates.

8.              Comment: Please confirm supplementally that the composite performance information included in the “Principal Investment Strategies of and Additional Information About the Funds” is consistent with the criteria and analysis set forth in the Nicholas-Applegate Mutual Funds (Aug. 6, 1996) and Bramwell Growth Fund (Aug. 7, 1996) line of no-action letters of the staff (the “Guidance”).  Specifically, the disclosure relating to the composite performance information states that the “membership of the team has changed over time, and these changes may have affected the performance of these accounts.”  Please explain supplementally how this statement is consistent with the Guidance.

Response: The Registrant confirms that the composite performance information, including the language quoted above, is consistent with the criteria and analysis set forth in the Guidance.  The language quoted above was intended to convey that membership in the portfolio management teams of the Fund at Schroders and its affiliates (the “Schroders Firm”) could change over time as employees join or leave the Schroders Firm.  Accordingly, the Registrant will revise the disclosure to state that the “membership of the team may change over time, and these changes may affect the performance of these accounts.”

9.              Comment: In the “Limited Operating History Risk” in the “Principal Risks of Investing in the Funds” section, the disclosure states that the “Funds may not attract sufficient assets to achieve or maximize investment and operational efficiencies and remain viable. If the Funds fail to achieve sufficient scale, they may be liquidated.”  Please explain supplementally what type of notice the shareholders would receive if a Fund does not achieve sufficient scale and is going to be liquidated.

Response: The Registrant will revise the last sentence of the “Limited Operating History Risk” to state, “If a Fund fails to achieve sufficient scale, it may be closed.”  The Trust would expect to provide appropriate advance notice to shareholders if there was a determination to close a Fund.

* * * * *

We hope that the foregoing responses adequately address the staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Colleen Meyer

Colleen Meyer

cc:

Carin Muhlbaum, Esq.

Abby L. Ingber, Esq.

Reid B. Adams, Esq.

Timothy W. Diggins, Esq.